02034570

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Air France

*CURRENT ADDRESS

PROCESSED

JUN 13 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5050 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/6/02

82-5050

AIR FRANCE

Information

Résults

Roissy, 28 May 2002

02 JUN -6 AM 11:35

■ FINANCIAL YEAR 2001-02: AIR FRANCE POSTS PROFITS DESPITE CRISIS

FOURTH QUARTER (JANUARY-MARCH)

- Good performance in fourth quarter
- Net income breakeven

ANNUAL RESULTS (APRIL-MARCH)

- Operating income of 235 million euros
- Group net profit of 153 million euros
- Net dividend of 10 euro cents (15 cents after tax credit)

AR/S 3-31-02

The Air France Board of Directors met on 28 May 2002, under the chairmanship of Jean-Cyril Spinetta, to finalize the accounts for the year ending 31 March 2002.

At the meeting, the Chairman made the following comments on the year's operations: «**The air transport industry has just experienced the worst crisis it has ever known. The economic slowdown was compounded by the dramatic effects of the September 11th attacks. We have, however, proved that the strategy we have adopted over the last few years has been the right one. It has enabled us to weather the crisis thanks to the responsiveness and backing of our entire staff. While almost every carrier is announcing losses, we have shown a profit this financial year. Excluding exceptionals, it has been one of the best fourth quarters we have ever had. The current financial year is marked by continuing uncertainties with regard to the economic rebound and fuel prices. We also have to cope with additional costs for insurance, security and airport and navigation fees. Our aim this year is nevertheless to post an operating income which is higher than that of financial 2001-02. As proof of our confidence in the Group's future, we shall propose a dividend of 10 euro cents to the Annual General Meeting.**»

Consolidated key figures

(in million euros)	4th Quarter		Financial Year		
	2002	2001	2002	2001	Change
Turnover	3,040	2,995	12,528	12,280	+2.0%
EBITDAR	400	304	1,650	1,610	+2.5%
Operating income	22	48	235	443	-47.0%
Group net income	1	(40)	153	421	-63.7%
Net earnings per share (in €)	-	-	0.69	1.91	-63.8%

Good performance in 4th quarter (January - March 2002) with net income at breakeven

The rebound in traffic during this quarter both in terms of passenger and cargo operations resulted in unit revenue holding up well and a 1.5% increase in turnover to 3.04 billion euros.

During this quarter, 28.6 million euros were recorded in "other income and charges" for the compensation paid by the French Government covering losses subsequent to the closure of US airspace. In addition, 24 million euros were deducted from security charges for the partial refund of the costs of implementing new security measures following the attacks.

Operating expenses increased by 2.6% following a 20% drop in fuel costs and a 26-million euro rise in insurance premiums. EBITDAR grew 31.6% to 400 million euros.

Depreciation showed a slight rise of 244 million euros. Net depreciation expenses amounted to 27 million euros, as against a net writeback of 81 million last year due to legal decisions in favour of Air France. After factoring in aircraft disposals, operating income came to 22 million euros compared with 48 million in the same year-earlier period.

Financial income improved due to currency gains.

Overall, Group net income broke even, compared with a loss of 40 million euros at 31 March 2001.

Financial 2001-02: Air France weathers the crisis

- **Activity**

During the full financial year, capacity in available seat-km (ASK) increased by 3.5% while traffic measured in revenue passenger-km (RPK) gained 1.6%. As a result, the load factor dropped 1.5 points to 76.6%. Air France continued to gain market share among AEA (Association of European Airlines) member airlines, up from 15.4% to 16.9% this year. Partly as a result of this, Air France now ranks second in Europe in terms of traffic.

Despite the plunging traffic and load factor in the wake of September 11th, unit revenue per available seat-km (RASK) withstood the crisis with a limited decline of 2.5%. Adjusted for neutral currency and mixed network effects of 0.2%, it declined 2.3%. Yield per revenue passenger-km (RRPK) dropped 0.6% or 0.4% after factoring in the currency and mixed network effects, thus proving that this good commercial performance did not detract from profitability.

Cargo traffic suffered from the economic slowdown early in the year as well as from the consequences of the September 11th attacks. Capacity in available tonne-km (ATK) decreased by 2.2% and traffic in revenue tonne-km (RTK) by 5.0%. Cargo unit revenues (RATK) resisted well, however, showing an increase of 0.5%.

The regional sector, made up of subsidiaries Régional, Brit Air and CityJet, now all Air France franchisees, posted growth compared to the year-earlier period. Together, these airlines carried over 4.7 million passengers, and contributed 727.6 million euros to turnover. Despite the impact of the crisis on regional traffic, Brit Air and CityJet showed profits and Régional reduced its operating losses of 61.9 million euros to 45.6 million euros.

- **Results: The Group posts a net profit of 153 million euros**

At 12.53 billion euros, turnover increased by 2%. Passenger activity accounts for 82.8% of turnover and cargo for 11.6%.

Operating costs rose 12.37 billion euros, an increase of 3.7% or 1.9% on a like-for-like basis. The significant reductions posted concerned fuel costs (down 11.2%), aircraft leasing (down 13.8%) sales and distribution costs (down 5.5%). On the other hand, insurance costs more than doubled, to 86 million euros.

Employee expenses increased 5.2% on a like-for-like basis (up 8.8% on the current basis for a staff increase of 5.4% like-for-like and 8.4% on the current basis.

Economic measures implemented in the second half, in addition to the Performance 2003 cost-cutting programme, resulted in a 0.4% drop in unit costs per EASK (equivalent available seat-km). On a like-for-like basis and after factoring in the currency effect, the drop in oil prices and jump in insurance premiums, the increase was limited to 1%.

EBITDAR increased by 2.5%, i.e. slightly more than turnover, to 1.65 billion euros.

Operating income stood at 235 million euros, and 157 million before aircraft disposals (78 million euros against 88 million the previous year).

The breakdown in operating income (235 million euros) per sector is as follows:

- Passenger activity generated operating_income of 128 million euros, (355 million at 31 March 2001);
- Cargo activity posted operating_income of 5 million euros (34 million euros in the year-earlier period);
- Maintenance generated operating_income of 26 million euros (19 million euros at 31 March 2001);
- The balance, i.e. 76 million euros, mainly covers proceeds from aircraft sales and from other Group activities, (35 million euros at 31 March 2001).

Financial income improved, down from a loss of 137 million euros at 31 March 2001 to a loss of 112 million euros.

Income from exceptionals fell to 24 million euros (sale of shares in Equant), down from 96 million a year earlier.

After factoring in 31 million euros in income from equity affiliates, and 16 million euros for amortization of goodwill, Group net profit stood at 153 million euros, as against 421 million at 31 March 2001.

Net earnings per share rose to 0.69 euros compared to 1.91 euros at 31 March 2001, for a total of 219,780,887 shares.

- **Financial Situation**

Reducing investments and reorganizing financing after the September 11th attacks enabled the Air France Group to safeguard its cash position and gearing. Investments amounted to 1.47 billion euros. These were financed by the operating cash flow of 1.02 billion euros and by aircraft disposals of 454 million euros. Gearing remained at 0.73 (0.74 at 31 March 2001) for equity of nearly 4 billion euros and a stable net debt of 2.9 billion euros.

Outlook for the current financial year

For the current financial year, Air France has planned on a 4.2% increase in capacity, with unit revenues at the same level as in the financial year before last (2000-01) and oil prices averaging 23 dollars per barrel after hedging.

After taking all these items into account, the Air France Group aims to generate operating income, excluding aircraft disposals, higher than that of the previous year.

Key Dates

Air France will present its 2001-02 annual results on Wednesday 29th May 2002 at 3.00 pm (London time) at "The Great Eastern Hotel , Liverpool Street, London.

The presentation will be simultaneously forecast through an audio-web conference at 3 pm (London time)
To attend the conference call, please dial the following number: 00 44 208 781 05 63 (password: Air France).
To view the presentation, please connect to: http://62.23.9.82/aifrance (password: AFRY02).

A recording of the conference will be available for 10 days on 00 44 208 288 44 59 – (password 652 212) as well as on Air France's web site: www.aifrance-finance.com.

Contact : Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
WebSite : www.airfrance-finance.com

FINANCIAL STATEMENTS

Air France Group

Consolidated income statement

In EUR millions

Year ended March 31,	Notes	2002	2001	2000
Operating revenues	3	**12,528**	**12,280**	**10,324**
External expenses	4	(7,466)	(7,490)	(5,891)
Salaries and related costs	5	(3,738)	(3,436)	(3,094)
Taxes other than income tax		(163)	(154)	(163)
Gross operating result		**1,161**	**1,200**	**1,176**
Charge to depreciation/amortization, net	6	(972)	(915)	(787)
Charge to operating provisions, net	6	(39)	62	(81)
Gain on disposal of flight equipment, net		78	88	27
Other income and charges, net	7	7	8	24
Operating income		**235**	**443**	**359**
Restructuring costs		(11)	(5)	(21)
Net financial charges	8	(112)	(137)	(188)
Gains on disposals of subsidiaries and affiliates, net	9	24	96	157
Pre-tax income (loss)		**136**	**397**	**307**
Income tax	10	5	45	(1)
Share in net income of equity affiliates	14.1	31	45	52
Amortization of goodwill	12	(16)	(62)	(1)
Income (loss) before minority interests		**156**	**425**	**357**
Minority interests		(3)	(4)	(3)
NET INCOME (LOSS)		**153**	**421**	**354**
Earnings (loss) per issued share		0.69	1.91	1.61
Earnings (loss) per share	11			
- basic		0.70	1.93	1.75
- diluted		0.70	1.93	1.75

Air France Group

Consolidated balance sheet

In EUR millions

ASSETS at March 31,	Notes	2002	2001	2000
Consolidation goodwill	12	125	133	52
Intangible fixed assets	12	190	206	212
Flight equipment	13	7,446	7,269	6,052
Other property and equipment	13	847	757	686
Investments in equity affiliates	14.1	303	276	232
Other investments	14	237	267	255
Total		**9,148**	**8,908**	**7,489**
Inventory	15	266	227	160
Trade receivable	16	1,495	1,549	1,402
Income tax receivable	17	80	66	18
Other accounts receivable	16	712	549	385
Marketable securities	18	1,408	942	1,818
Cash		255	216	94
Total current assets		**4,216**	**3,549**	**3,877**
Total assets		**13,364**	**12,457**	**11,366**

Air France Group

Consolidated balance sheet (continued)

In EUR millions

LIABILITIES AND STOKHOLDERS' EQUITY at March 31,	Notes	2002	2001	2000
Common stock	19.1	1,868	1,868	1,809
Additional paid-in capital	19.4	261	261	262
Retained earnings (accumulated deficit)	19.5	1,813	1,723	1,395
Cumulative translation adjustment		19	22	19
Stockholders' equity		**3,961**	**3,874**	**3,485**
Minority interests		29	25	22
Stockholders' equity and minority interests		**3,990**	**3,899**	**3,507**
Provisions for liabilities and charges	20	937	994	1,093
Short and long-term debt and capital leases	21	4,616	4,073	3,946
Trade payables		1,525	1,557	1,205
Income tax liability	22	22	19	-
Advance ticket sales		1,024	872	672
Other payables	23	1,250	1,043	943
Total liabilities		**9,374**	**8,558**	**7,859**
Total liabilities and stockholders' equity		**13,364**	**12,457**	**11,366**

Air France Group

Statement of movements in stockholders' equity

In EUR millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 1999	**198,482,857**	**1,634**	**18**	**1,042**	**10**	**2,704**	**23**	**2,727**
Issuance of common stock	19,272,492	159	71			230		230
Redemption of bonds redeemable as common stock	2,025,538	16	173			189		189
Translation of subsidiary common stock into euro				(1)	1	-		-
Dividends paid						-	-	-
Translation differences					8	8		8
Current year net income (loss)				354		354	3	357
Changes in scope of consolidation						-	(4)	(4)
March 31, 2000	**219,780,887**	**1,809**	**262**	**1,395**	**19**	**3,485**	**22**	**3,507**
Translation of common stock into euro		59		(59)		-		-
Dividends paid				(34)		(34)		(34)
Offset of stock issue costs			(1)			(1)		(1)
Translation differences					3	3	-	3
Current year net income (loss)				421		421	4	425
Changes in scope of consolidation						-	(1)	(1)
March 31, 2001	**219,780,887**	**1,868**	**261**	**1,723**	**22**	**3,874**	**25**	**3,899**
Dividends paid				(61)		(61)	(6)	(67)
Merger				(2)		(2)		(2)
Translation differences					(3)	(3)	-	(3)
Current year net income (loss)				153		153	3	156
Changes in scope of consolidation						-	7	7
March 31, 2002	**219,780,887**	**1,868**	**261**	**1,813**	**19**	**3,961**	**29**	**3,990**
Proposed dividends				28		28		

Air France Group

Consolidated statement of cash flows

				In EUR millions
Year ended March 31,	Notes	**2002**	**2001**	**2000**
Cash flows from operating activities		**1,017**	**1,179**	**1,127**
Gross operating result		1,161	1,200	1,176
Other income (expenses) received (paid)		(62)	(7)	20
Foreign exchange gains (losses)		(5)	(49)	13
Operating cash flows		**1,094**	**1,144**	**1,209**
Changes in working capital		97	232	91
Restructuring expenditure		(15)	(60)	(38)
Interest paid		(213)	(238)	(204)
Interest received		61	103	70
Income tax paid (received)		(7)	(2)	(1)
Cash flows from investing activities		**(955)**	**(1,607)**	**(1,162)**
Acquisitions of subsidiaries	28.2	(27)	(161)	(139)
Purchase of tangible and intangible fixed assets		(1,448)	(1,882)	(1,242)
Disposals of subsidiaries		59	117	33
Proceeds on disposal of tangible and intangible assets		454	285	138
Dividends received		7	34	48
Cash flows from financing activities		**675**	**399**	**(19)**
Issuance of common stock		1	-	244
New debts		884	387	328
Repayments of debts		(168)	(655)	(146)
Repayments of capital lease obligations		(157)	(124)	(125)
Net decrease (increase) in loans		(20)	(66)	(8)
Net decrease (increase) in short-term investments		201	895	(306)
Dividends paid		(66)	(38)	(6)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		**737**	**(29)**	**(54)**
Opening cash and cash equivalents	28.1	**310**	**339**	**393**
Closing cash and cash equivalents	28.1	**1,047**	**310**	**339**

NOTES TO THE FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

The consolidated financial statements of the Group are prepared in accordance with French accounting regulations applicable for the year ended March 31, 2001. The rules stated in CRC No. 99-02 have in particular been applied starting from April 1, 2000 and have no material impact on the comparability of the financial statements set out herein.

1.1. Consolidation principles

Significant companies under the Group's exclusive control are fully consolidated.

Significant companies jointly controlled by a limited number of parties including the Group are proportionally consolidated.

Significant companies over which the Group has significant influence in terms of management and finance policy are accounted for under the equity method ; significant influence in this case is deemed to exist where the Group holds 20% or more of voting rights.

Companies which meet the criteria highlighted above, but which are unlikely to be held for any significant length of time, are not consolidated. Companies in liquidation and/or located in countries from which fund transfers are not possible towards the parent company are also excluded from the scope of consolidation. The Group's investment in such companies is stated at cost, net of any impairment provision where appropriate.

Affiliates over which the Group no longer has significant influence are deconsolidated at the lower of their equity value at the date of removal from the scope of consolidation and their fair value to the Group.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Group in such affiliates.

The consolidated income statement includes the income statements of all companies acquired during the year from the date of the acquisition. It also includes the income statements of companies disposed of during the year up to the date of disposal.

1.2. Conversion of financial statements of foreign operations

The financial statements of foreign entities, the activities of which are not an integral part of those of the reporting enterprise, are translated into French francs on the following basis:

- the balance sheet is translated using the exchange rate prevailing at year-end,
- the income statement is translated at the average exchange rate for the year,
- translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as Translation differences within Consolidated stockholders' equity.

The financial statements of foreign operations, the activities of which are an integral part of the reporting enterprise, are translated into French francs at historical rates of exchange.

1.3. Translation of foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding differences are reflected in the income statement.

1.4. Exchange rate and interest rate financial instruments

The Group uses a number of financial instruments to limit its exposure to interest and exchange rate risks. These instruments are traded on organized markets or on an over-the-counter basis with first-class counterparties.

Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.

Financial instruments used to hedge future transactions are certain or likely to materialize are considered hedging instruments.

1.5. Operating revenues

For air transportation transactions, revenues are recognized as and when transportation is completed. Transportation is also the trigger for the recognition of external charges such as commissions paid over to agents.

Upon issue, both passenger and cargo tickets are recorded as liabilities under "Advance tickets sales".

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income on a statistical basis that is regularly updated and prudently assessed.

1.6. «Frequent flyer» program

A «frequent flyer» loyalty program (Fréquence Plus) enables members to accumulate air miles when traveling on Air France flights.

These air miles entitle members to a variety of benefits such as free Air France flights.

Air miles are deducted from revenues as and when acquired by members.

The value of air miles is estimated on the basis of the specific terms and conditions of use for free tickets. This estimate takes into consideration the marginal cost of the passenger concerned (catering, fuel, ticket administration and issue costs, etc.) and the revenues normally generated by the flight in question based on the likelihood of free seats being booked by paying passengers.

1.7. Information by activity and geographical area

The Group's activity involves three sectors: scheduled passenger, cargo and aircraft maintenance.

The Group has defined six discrete geographical sectors, in which revenues are broken down on the basis of origin of sale and destination.

- Origin of sale:
  Revenues from air transport operations are broken down by geographical area, based on ticket issuing locations.
  Where a third party is responsible for issuance of the ticket, revenues are allocated to the appropriate location of the issuing airline.
- Destination:
  Revenues for air transport operations are broken down on the basis of the following:
  - Non-stop flights: revenues are allocated to the geographical network to which the route belongs.
  - Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Group's fixed assets chiefly consist of flight equipment located in France.

1.8. Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock and is adjusted retrospectively in respect of bonus share issues or discount share issues.

1.9. Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Group's ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs) are recorded within Net income on ordinary activities.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

1.10. Consolidated goodwill

Amounts of goodwill are amortized on a straight-line basis over periods determined in each case but which do not exceed 20 years.

1.11. Other intangible fixed assets

The goodwill purchased upon the acquisition by Compagnie nationale Air France of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Software and licenses are amortized on a straight-line basis over periods of between one and four years.

1.12. Tangible fixed assets

Tangible fixed assets are stated at historical cost of acquisition or manufacture.

From April 1, 1997, interest incurred in connection with the financing of capital expenditure during the period prior to commissioning is capitalized within the overall cost of the asset concerned. The interest rate adopted is the average interest rate for debts outstanding at the end of the year in question unless capital expenditure or advance payments are themselves funded by specific loans.

Leased assets are capitalized where the terms and conditions of the leases in question are such that the transaction qualifies as a capital or finance lease. They are thus recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the balance sheet.

Maintenance costs are expensed, with the exception of those which extend the useful life of the asset or increase its overall value and which are, as a result, capitalized.

A) Flight equipment

Flight equipment is acquired in foreign currency and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers' discounts are deducted from the value of the asset in question.

Aircraft are depreciated using the straight-line method over their average estimated useful life.

From April 1, 1997, this useful life has been fixed at 18 years, with a residual value of 10% of original cost. Aircraft fixtures and fittings acquired from April 1, 1997 are separated from the total acquisition cost of the aircraft and depreciated using the straight-line method over a period of five years, corresponding to their average useful lives.

Fixtures and fittings acquired prior to April 1, 1997 are depreciated over the same period as the aircraft to which they relate.

Spare parts are recorded as fixed assets. Useful lives vary from 3 to 18 years depending on the technical characteristics of each. Furthermore, depending on estimated use, a provision is raised to limit assets to their estimated realizable value.

B) Other property and equipment

Other property, plant and equipment is depreciated using the straight-line method over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

1.13. Investments

Investments in non-consolidated companies and other long-term equity investments are stated in the balance sheet at cost net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost.
The fair value of investments corresponds to the utility value to the Group. This value is determined based on the Group's share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, changes in stock prices, where these are significant.
Other financial assets are valued at the lower of cost and redemption value.

1.14. Inventories

Inventories are stated at the lower of cost or net realizable value.

Cost represents acquisition cost or manufacturing cost, the latter including direct and indirect production costs incurred under normal operating conditions.

Cost is calculated on a weighted average basis. A provision is recorded based on respective inventory ages.

1.15. Marketable securities

Marketable securities are stated in the balance sheet at the lower of cost or market value. For listed securities, market value is determined using the stock market price at year-end.

Bonds are recorded upon acquisition at nominal value, adjusted for any issue premium or discount. Accrued interest receivable is also recorded under this heading.

Investments in mutual funds ("SICAVs") are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If net asset value is lower than acquisition cost, a provision is raised.

Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized on a time-apportioned basis.

1.16. Treasury stock

The acquisition cost of interests in the common stock of the parent company held other than temporarily by consolidated companies is deducted from consolidated stockholders' equity. Gains and losses on disposal of such securities are taken to consolidated reserves.

1.17. Retirement benefit and similar obligations

The Group's obligations in respect of defined benefit pension schemes and lump-sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or insurance plan assets or by way of a balance sheet provision as and when required.

The valuation methods comply with the provisions of IAS 19.

Gains and losses resulting from changes in actuarial assumptions are not recognized when less than 10% of the greater of the value of the commitment or the value of the plan assets. The portion which exceeds 10% is spread over the residual working life of the employees.

1.18. Overhaul provisions

Aircraft maintenance is carried out according to the specifications and timetables established by manufacturers and government agencies.

The timetables imposed lead to a degree of fluctuation in the annual amount of airframe maintenance expenditure with respect to the aircraft operated by the Group. Costs are therefore provided evenly on a prorata basis.

1.19. Equity and debt issuance costs - redemption premiums

Debt issuance costs are spread over the term of the debts on a constant rate of return basis. Common stock issuance and merger costs are deducted from additional paid-in capital.

Debts are recorded at redemption value. Redemption and issue premiums are recorded under debts in the balance sheet and charged to income under Net financial items over the term of the debts.

1.20. Deferred tax

The Group records deferred tax in accordance with the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.

Net deferred tax balances are determined on the basis of each entity's tax position.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is likely to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.

No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the short term or the Group has no control over the distribution of reserves.

1.21. Cash flow

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months and without risk as to major changes in value.

2. CHANGES IN THE SCOPE OF CONSOLIDATION

As of March 31, 2002, the Group comprised 54 companies, of which 38 are fully consolidated and 16 are equity affiliates. The list of companies within the scope of consolidation is shown in note 30.

The change in group structure over the last twelve months is due to the consolidation of 24 Servair subsidiaries and Fréquence Plus, which was previously non-consolidated. In addition, five companies, acquired or created by Servair over this period, were consolidated for the first time (Special Meals Catering, Acsair and Pmair, fully consolidated, Flying Food Miami and Flying Food San Francisco, equity affiliates). The impact of these initial consolidations on the income statement is not material.

The information provided on a constant group structure basis corresponds to the group structure as of March 31, 2000, and thus the regional airlines' results for the first six months of 2001/02 and 2000/01 are excluded.

Air France Group

3. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

3.1 - Information by sector of activity

In EUR millions

Year ended March 31,	2002 Operating revenues	2002 Operating income	2002 Property and equipment	2001 Operating revenues	2001 Operating income	2001 Property and equipment
Passenger	10,378	128	7,260	10,022	355	7,214
Cargo	1,448	5	279	1,491	34	261
Maintenance	548	26	659	566	19	492
Others	154	76	95	201	35	59
Total	**12,528**	**235**	**8,293**	**12,280**	**443**	**8,026**

3.2 - Analysis of operating revenues by geographical area of sale

In EUR millions

Year ended March 31, 2002	Metropolitan France	Caribbean French Guiana Indian Ocean	Europe North Africa	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger	4,524 (47.7%)	317 (3.3%)	2,014 (21.2%)	539 (5.7%)	1,336 (14.1%)	761 (8.0%)	9,491
Other passenger revenues	592 (66.7%)	25 (2.8%)	139 (15.7%)	34 (3.8%)	61 (6.9%)	36 (4.1%)	887
Total passenger	**5,116** (49.3%)	**342** (3.3%)	**2,153** (20.7%)	**573** (5.5%)	**1,397** (13.5%)	**797** (7.7%)	**10,378**
Cargo	354 (28.2%)	40 (3.2%)	306 (24.3%)	83 (6.6%)	178 (14.2%)	296 (23.5%)	1,257
Other cargo revenues	132 (69.1%)	5 (2.6%)	19 (10.0%)	4 (2.1%)	22 (11.5%)	9 (4.7%)	191
Total cargo	**486** (33.6%)	**45** (3.1%)	**325** (22.4%)	**87** (6.0%)	**200** (13.8%)	**305** (21.1%)	**1,448**
Maintenance	548 (100.0%)	-	-	-	-	-	548
Others	136 (88.3%)	18 (11.7%)	-	-	-	-	154
Total	**6,286** (50.2%)	**405** (3.2%)	**2,478** (19.8%)	**660** (5.3%)	**1,597** (12.7%)	**1,102** (8.8%)	**12,528**

In EUR millions

Year ended March 31, 2001	Metropolitan France	Caribbean French Guiana Indian Ocean	Europe North Africa	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger	4,204 (46.2%)	261 (2.9%)	1,914 (21.1%)	465 (5.1%)	1,414 (15.6%)	828 (9.1%)	9,086
Other passenger revenues	694 (74.2%)	27 (2.9%)	108 (11.5%)	27 (2.9%)	46 (4.9%)	34 (3.6%)	936
Total passenger	**4,898** (48.9%)	**288** (2.9%)	**2,022** (20.2%)	**492** (4.9%)	**1,480** (14.8%)	**862** (8.6%)	**10,022**
Cargo	344 (26.2%)	36 (2.7%)	300 (22.8%)	76 (5.8%)	191 (14.5%)	368 (28.0%)	1,315
Other cargo revenues	143 (81.3%)	5 (2.8%)	9 (5.1%)	3 (1.7%)	14 (8.0%)	2 (1.1%)	176
Total cargo	**487** (32.7%)	**41** (2.7%)	**309** (20.7%)	**79** (5.3%)	**205** (13.8%)	**370** (24.8%)	**1,491**
Maintenance	566 (100.0%)	-	-	-	-	-	566
Others	201 (100.0%)	-	-	-	-	-	201
Total	**6,152** (50.1%)	**329** (2.7%)	**2,331** (19.0%)	**571** (4.6%)	**1,665** (13.6%)	**1,232** (10.0%)	**12,280**

3.3 - Analysis of traffic revenues by geographical area of destination

In EUR millions

Year ended March 31, 2002	Metropolitan France	Caribbean French Guiana Indian Ocean	Europe North Africa	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger	2,026 (21.3%)	918 (9.7%)	2,558 (26.9%)	975 (10.3%)	1,894 (20.0%)	1,120 (11.8%)	9,491
Cargo	94 (7.5%)	145 (11.5%)	33 (2.6%)	138 (11.0%)	409 (32.5%)	438 (34.9%)	1,257
Total	**2,120** (19.7%)	**1,063** (9.9%)	**2,591** (24.1%)	**1,113** (10.4%)	**2,303** (21.4%)	**1,558** (14.5%)	**10,748**

In EUR millions

Year ended March 31, 2001	Metropolitan France	Caribbean French Guiana Indian Ocean	Europe North Africa	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger	1,831 (20.2%)	792 (8.7%)	2,447 (26.9%)	825 (9.1%)	2,037 (22.4%)	1,154 (12.7%)	9,086
Cargo	30 (2.3%)	127 (9.7%)	82 (6.2%)	116 (8.8%)	454 (34.5%)	506 (38.5%)	1,315
Total	**1,861** (17.9%)	**919** (8.8%)	**2,529** (24.3%)	**941** (9.0%)	**2,491** (23.9%)	**1,660** (16.0%)	**10,401**

Air France Group

4. EXTERNAL EXPENSES

In EUR millions

Year ended March 31,	2002	2001	Variation	2002 [1]	2001 [1]	Variation
Aircraft fuel	1,443	1,625	-11.2%	1,409	1,616	-12.8%
Chartering costs	639	741	-13.8%	692	753	-8.1%
Aircraft operating lease costs	489	410	19.3%	446	389	14.7%
Landing fees and en route charges	882	814	8.4%	848	804	5.5%
Catering	329	323	1.9%	320	320	0.0%
Handling charges and other operating costs	747	697	7.2%	744	687	8.3%
Aircraft maintenance costs	652	598	9.0%	600	580	3.4%
Commercial and distribution costs	1,133	1,199	-5.5%	1,150	1,191	-3.4%
Other external expenses	1,152	1,083	6.4%	1,124	1,074	4.7%
Total	**7,466**	**7,490**	**-0.3%**	**7,333**	**7,414**	**-1.1%**

[1] Pro forma with a constant group structure

On a constant group structure basis, external expenses dropped by 1.1% despite unfavorable foreign exchange impacts due to an average rise in the US dollar on the order of 2.5% for the year.

There has been an appreciable decline in several expense items:

- Aircraft fuel expenses, to begin with, dropped by 12.8% because of a steady consumption rate, a 2.5% rise in the US dollar and a 14.8% decrease in the kerosene purchase price. The drop is the result of a 63% hedge of the expense at an average position of USD 21.7 per barrel for a market price of USD 23.9. The hedging policy translated into savings of EUR 55 million;
- There was also a sharp drop in chartering costs (8.1%) due a reduction in contracted charters and bulk seat purchases as part of code-share agreements (lower Delta capacity for the North Atlantic and gradual transition to free-flow);
- Commercial costs declined by 3.4% due to a decrease in incentive commissions paid to travel agencies and lower advertising expenses.

Conversely, other items were up:

- Aircraft operating lease costs increased by 14.7% because of the greater use of leasing arrangements at year-end and, above all, lease-backs of Boeing B737s in the spring of 2001 with a view to their removal in the near future and replacement by Airbus A318s;
- Landing fees and en route charges were also up (5.5%) because of substantial increases approved by air traffic control organizations and airports;
- Insurance represents an expense of EUR 85 million against EUR 40 million last year;
- Handling charges and other operating costs rose by 8.3% because of higher prices for stopover assistance and increased expenses subsequent to operating incidents.

5. SALARIES AND NUMBER OF EMPLOYEES

5.1 - Salaries and related costs

On a constant group structure basis, personnel costs increased by 5.2% and the number of employees rose by 3,412 or 5.4%.

In EUR millions

Year ended March 31,	2002	2001	Variation	2002 (1)	2001 (1)	Variation
By cost category						
Wages and salaries	2,748	2,537	8.3%	2,637	2,517	4.8%
Pension contributions	240	217	10.6%	233	216	7.9%
Social security contributions	750	682	10.0%	719	677	6.2%
Total	**3,738**	**3,436**	**8.8%**	**3,589**	**3,410**	**5.2%**
By geographical area						
France	3,464	3,181	8.9%	3,328	3,159	5.3%
Overseas territories	22	17	29.4%	17	17	0.0%
Abroad	252	238	5.9%	244	234	4.3%
Total	**3,738**	**3,436**	**8.8%**	**3,589**	**3,410**	**5.2%**

(1) Pro forma with a constant group structure

5.2 - Average number of employees

Year ended March 31,	2002	2001	Variation	2002 (1)	2001 (1)	Variation
Total	**70,156**	**64,717**	**8.4%**	**66,878**	**63,466**	**5.4%**
Fligth deck crew	4,886	4,315	13.2%	4,421	4,181	5.7%
Cabin crew	12,914	11,367	13.6%	12,595	11,252	11.9%
- of which employed in France	*12,582*	*11,107*	*13.3%*	*12,325*	*11,013*	*11.9%*
- of which employed in Oversea territories and abroad	*332*	*260*	*27.7%*	*270*	*239*	*13.0%*
Groundstaff	52,356	49,035	6.8%	49,862	48,033	3.8%
- of which employed in France	*46,368*	*43,499*	*6.6%*	*44,088*	*42,530*	*3.7%*
- of which employed in Oversea territories and abroad	*5,988*	*5,536*	*8.2%*	*5,774*	*5,503*	*4.9%*
Management	8,609	7,858	9.6%	8,395	7,798	7.7%
Supervisors	19,365	18,318	5.7%	18,960	18,121	4.6%
Other staff	24,382	22,859	6.7%	22,507	22,114	1.8%
Pilots and cabin crew	16,849	14,899	13.1%	16,107	14,666	9.8%
Instructors	629	475	32.4%	593	463	28.1%
Management	322	308	4.5%	316	305	3.6%

(1) Pro forma with a constant group structure

The above number of employees is calculated on a weighted average basis based on actual paid presence.
The increase is 6.3% for the parent company, but this change in the annual average does not fairly reflect the change in the number of employees over the year and particularly the adjustment following September 11. In fact, as of March 31, 2002, the increase was adjusted to 2.6%, whereas it had stood at 8.1% at the end of September 2001.
The greatest increase was in the cabin crew category due in particular to the continued implementation of the reduced working week law.

5.3 - Compensation paid to members of the board of directors and executive committee

The compensation of the Executive Committee consists of direct and indirect remuneration paid by Group companies. For the year ended March 31, 2002, such compensation totaled EUR 3.4 million covering 14 people present during 12 months and 1 during 9 months (EUR 3.2 million for the year ended March 31, 2001 covering 15 people present during 12 months).

The members of the Board of Directors do not receive any fees for their duties as directors.

6. DEPRECIATION AND AMORTIZATION

In EUR millions

Year ended March 31,	2002	2001	Variation	2002 [1]	2001 [1]	Variation
Net charge to depreciation/amortization	*972*	*915*	*6.2%*	*940*	*912*	*3.1%*
- Intangible fixed assets	35	32	9.4%	35	32	9.4%
- Flight equipment	802	757	5.9%	777	754	3.1%
- Other property, plant and equipment	135	126	7.1%	128	126	1.6%
Net charge to operating provisions	*39*	*(62)*	*N.S*	*37*	*(64)*	*N.S*
- Fixed assets	2	(1)	N.S	2	(1)	N.S
- Inventories	11	(5)	N.S	11	(5)	N.S
- Trade receivable	37	1	N.S	36	1	N.S
- Liabilities and charges	(11)	(57)	N.S	(12)	(59)	N.S
Total	**1,011**	**853**	**18.5%**	**977**	**848**	**15.2%**

[1] Pro forma with a constant group structure

The 6.2% change in "depreciation and amortization" is due partly to the consolidation for the entire year of Brit Air and partly to development of the fleet.
The increase in operating provisions essentially stems from substantial releases last year following the favorable outcome of prior risks (litigations or bad debts).

7. OTHER INCOME AND CHARGES, NET

Other income and charges include compensation for an operating loss related to the closing of US air space following the events of September 11 for EUR 28 million, losses on the joint operation of passenger and cargo lines for the year ended March 31, 2002 amounting to EUR 16 million (EUR 15 million for the 2000/2001 financial year) and software fees for the 2001/2002 financial year in the amount of EUR 14 million (EUR 11 million for the previous year) and various other individual, non-significant amounts.

8. NET FINANCIAL CHARGES

In EUR millions

Year ended March 31,	2002	2001	Variation	2002 [1]	2001 [1]	Variation
Financial expenses	***(180)***	***(182)***	***-1.1%***	***(164)***	***(181)***	***-9.4%***
- Loan interest	(103)	(118)	-12.7%	(102)	(118)	-13.6%
- Lease interest	(102)	(89)	14.6%	(89)	(88)	1.1%
- Capitalized interest	33	30	10.0%	33	30	10.0%
- Other financial expenses	(8)	(5)	60.0%	(6)	(5)	20.0%
Financial income	***69***	***96***	***-28.1%***	***76***	***97***	***-21.6%***
- Interest on securities	29	58	-50.0%	29	58	-50.0%
- Net gains on securities	15	11	36.4%	15	11	36.4%
- Other financial income	25	27	-7.4%	32	28	14.3%
Net charges	**(111)**	**(86)**	**29.1%**	**(88)**	**(84)**	**4.8%**
Foreign exchange losses, net	*(7)*	*(35)*	*-80.0%*	*(11)*	*(33)*	*-66.7%*
Net (charge) release to provisions	*6*	*(16)*	*N.S*	*6*	*(15)*	*N.S*
Total	**(112)**	**(137)**	**-18.2%**	**(93)**	**(132)**	**-29.5%**

[1] Pro forma with a constant group structure

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2002 was 6.49% (7.18% for the year ended March 31, 2001).

Foreign exchange losses for the period include an unrealized net losses of EUR 2 million (against a net gains of EUR 14 million for the year ended March 31, 2001).

"Other financial income" includes dividends received from non consolidated companies in the amount of EUR 3 million for the year ended March 31, 2002 (compared with EUR 6 million for the year ended March 31, 2001).

9. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

During the year, the group sold the France Télécom shares received in exchange for its interest in Equant N.V., resulting in a profit of EUR 23 million.

During the preceding year, Air France had sold a portion of its investment in Amadeus GTD for EUR 95 million, resulting in a profit of EUR 89 million.

10. INCOME TAX

10.1 - Analysis of the income tax charge

In EUR millions

Year ended March 31,	2002	2001
Current tax charge	(5)	-
Deferred tax credit (charge)	10	(1)
Total tax credit (charge)	**5**	**(1)**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

10.2 - Effective tax rate

The difference between the standard rate of tax in France and the effective rate incurred breaks down as follows:

In EUR millions

Year ended March 31,	2002	2001
Pre-tax income [1]	136	397
Permanent differences	27	(49)
Timing differences	(21)	-
Income taxed at non-current tax rates	4	1
Taxable income - current rate	*146*	*349*
Current rate of tax	35.43%	36.67%
Theorical tax	(52)	(128)
Tax at non-current tax rates	(3)	-
Effect of unrecognised tax assets		
- on timing differences	1	(4)
- on carryforwards	60	179
- on long-term capital losses	-	-
Other	(1)	(2)
Consolidated tax charge	5	45
Effective tax rate	**3.68%**	**11.34%**

[1] Net income of consolidated subsidiaries grossed up for tax purposes.

10.3 - Deferred tax recorded on balance sheet

In EUR millions

Year ended March 31,	2002	2001
Timing differences - assets	-	2
Carryforward tax losses	-	-
Timing differences - liabilities	(22)	(20)
- amortization/depreciation	(21)	(1)
- other	(1)	(19)
Net deferred tax liabilities (note 22)	**(22)**	**(18)**
Elimination of internal transfers	8	11
Other	66	50
Net deferred tax assets (note 17)	**74**	**61**

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

10.4 - Unrecorded tax assets

Unrecorded tax assets relating to timing differences and carry forwards may be carried forward as follows:

Tax bases in EUR millions		
As of March 31,	**2002**	**2001**
Net timing differences - (liabilities) assets	**(193)**	**(93)**
Timing differences - assets		
- pension provisions	574	595
- restructuring provisions	4	11
- Other non-deductible provisions	34	34
Timing differences - liabilities		
- amortization/depreciation	(1,163)	(1,137)
Other assets (libilities)	358	404
Set-off of tax losses	227	93
Remainder of taxable timing differences	34	-
Carryforward tax losses for utilization	**236**	**164**
Y+1 - Y+3	16	5
Y+4 - Y+5	220	155
6 years and beyond		4
Losses for caryforward indefinitely	**528**	**625**
Total at standard rate	**571**	**696**
Reduced rate tax credits	**3**	**3**

These unrecorded tax assets represent future tax savings.

11. EARNINGS PER SHARE

In number of shares		
Year ended March 31,	**2002**	**2001**
Weighted average of :		
- Ordinary shares issued	219,780,887	219,780,887
- treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)
- treasury stock held to regulate stock market price	(843,346)	(16,670)
Number of shares used in the calculation of basic earnings per share	217,688,077	218,514,753
Number of shares used in the calculation of diluted earnings per share	217,688,077	218,514,753

Income used to calculate earnings per share breaks down as follows:

In EUR millions		
Year ended March 31,	**2002**	**2001**
Income used to calculate basic eanings per share	153	421
Income used to calculate diluted eranings per share	153	421

Air France Group

12. CONSOLIDATED GOODWILL AND INTANGIBLE FIXED ASSETS

In EUR millions

As of March 31,	2002			2001		
	Gross value	Amortization & depreciation	Net book value	Gross value	Amortization & depreciation	Net book value
Purchased goodwill	364	210	154	364	193	171
Consolidation goodwill	213	88	125	203	70	133
Other intangible fixed assets	130	94	36	110	75	35
Total	**707**	**392**	**315**	**677**	**338**	**339**

Consolidated goodwill essentially concerns the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of EUR 47 million for the year ended March 31, 2001.

The movement in the net book value of intangible fixed assets are as follows:

In EUR millions

As of March 31,	2002	2001
Opening balance	339	264
Additions	27	168
Charge to amortization of goodwill	(16)	(62)
Charge to amortization of other intangible fixed assets	(35)	(32)
Disposals	-	(1)
Impact of changes in scope of consolidation	1	2
Exchange fluctuations	-	-
Transfers	(1)	-
Closing balance	**315**	**339**

Air France Group

13. PROPERTY AND EQUIPMENT

In EUR millions

	Flight equipment				Other property and equipment				
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equipment and fittings	Other	Total	Total
Gross value as of March 31, 2001	**7,401**	**2,338**	**1,605**	**11,344**	**931**	**508**	**629**	**2,068**	**13,412**
Additions	342	196	787	1,325	38	43	113	194	1,519
Disposals	(672)	(42)	(249)	(963)	(12)	(14)	(39)	(65)	(1,028)
Changes in scope of consolidation	-	-	-	-	32	11	16	59	59
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	224	32	(255)	1	13	19	(33)	(1)	-
Gross value as of March 31, 2002	**7,295**	**2,524**	**1,888**	**11,707**	**1,002**	**567**	**686**	**2,255**	**13,962**
Accumulated depreciation as of March 31, 2001	**2,959**	**579**	**537**	**4,075**	**505**	**394**	**412**	**1,311**	**5,386**
Charge to depreciation	387	128	307	802	51	29	55	135	937
Releases on disposal	(339)	(10)	(257)	(606)	(10)	(13)	(34)	(57)	(663)
Changes in scope of consolidation	-	-	-	-	12	7	5	24	24
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	(3)	8	(15)	(10)	(4)	(2)	1	(5)	(15)
Accumulated depreciation as of March 31, 2002	**2,984**	**705**	**572**	**4,261**	**554**	**415**	**439**	**1,408**	**5,669**
Net book value as of Mach 31, 2002	**4,311**	**1,819**	**1,316**	**7,446**	**448**	**152**	**247**	**847**	**8,293**
Gross value as of March 31, 2000	**6,505**	**1,764**	**1,421**	**9,690**	**887**	**453**	**588**	**1,928**	**11,618**
Additions	665	249	777	1,691	30	33	108	171	1,862
Disposals	(294)	11	(318)	(601)	(16)	(23)	(63)	(102)	(703)
Changes in scope of consolidation	97	430	31	558	16	21	11	48	606
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	428	(116)	(306)	6	14	24	(15)	23	29
Gross value as of March 31, 2001	**7,401**	**2,338**	**1,605**	**11,344**	**931**	**508**	**629**	**2,068**	**13,412**
Accumulated depreciation as of March 31, 2000	**2,514**	**566**	**558**	**3,638**	**467**	**362**	**413**	**1,242**	**4,880**
Charge to depreciation	342	103	312	757	44	26	56	126	883
Releases on disposal	(71)	(26)	(319)	(416)	(11)	(23)	(60)	(94)	(510)
Changes in scope of consolidation	24	83	2	109	4	10	2	16	125
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	150	(147)	(16)	(13)	1	19	1	21	8
Accumulated depreciation as of March 31, 2001	**2,959**	**579**	**537**	**4,075**	**505**	**394**	**412**	**1,311**	**5,386**
Net book value as of Mach 31, 2001	**4,442**	**1,759**	**1,068**	**7,269**	**426**	**114**	**217**	**757**	**8,026**

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 277 million as of March 31, 2002 (EUR 387 million as of March 31, 2001).

The net book value of other property and equipment financed under capital lease amounts to EUR 82 million as of March 31, 2002 (EUR 79 million as of March 31, 2001).

Air France Group

14. INVESTMENTS

In EUR millions

As of March 31,	2002	2001
Investments in equity affiliates	**303**	**276**
Investments in non-consolidated companies	94	132
Loans and receivables relating to investments	96	99
Other financial assets	112	96
Other investments, gross	302	327
Provisions for impairment	(65)	(54)
Other investments, net	**237**	**273**
Of which less than one year	*32*	*35*

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold long-term, but which it does not consider significant, together with equity interests in companies over which the Group does not exercise any significant influence.

Other financial assets chiefly consist of guarantee deposits and loans (i.e. 1% construction contributions, the Company's Central Employee Committee, personnel, etc.).

14.1 - Equity affiliates

The Group share in the net equity and net income of equity affiliates is as follows:

In EUR millions

	AMADEUS GTD	AFPL	ALPHA PLC	OTHERS	TOTAL
As of March 31, 2000	**161**	**48**	**-**	**23**	**232**
Translation adjustments	(2)	3	-	(1)	-
Distributions	(11)	(13)	-	-	(24)
Change in structure	(10)	-	61	(11)	40
Réduction of common stock	-	(7)	-	-	(7)
Net income/(Loss) of entity	29	-	-	3	32
Ajustments	2	10	1	-	13
Share in net income of equity affiliates	31	10	1	3	45
Transfers	-	(10)	-	-	(10)
As of March 31, 2001	**169**	**31**	**62**	**14**	**276**
Translation adjustments	-	1	(4)	(1)	(4)
Distributions	-	-	(2)	-	(2)
Change in structure	-	-	0	9	9
Net income/(Loss) of entity	31	-	(6)	(2)	23
Ajustments	3	7	(2)	0	8
Share in net income of equity affiliates	34	7	(8)	(2)	31
Transfers	-	(7)	-	-	(7)
As of March 31, 2002	**203**	**32**	**48**	**20**	**303**

As of March 31, 2002 and 2001, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (18.3%) and the public (40%)

Air France Partnairs Leasing is held 45% by the Group as of March 31, 2002 and 2001. The other stockholders are financial institutions.

Alpha PLC is held 27% by Servair, 31% by institutional investors and 42% by the public.

Air France Group

14.2 - Simplified accounts of equity affiliates

The published accounts of the major equity affiliates are presented below.

As part of the consolidation of the Group's financial statements, adjustments are made to the accounts of equity affiliates, chiefly in respect of internal transactions with société Air France (transfers of assets).

- Amadeus GTD (consolidated accounts)

Income statement

In EUR millions

Year ended December 31,	2001	2000
Operating revenues	1,785	1,564
Operating income	265	257
Including net charges to depreciation, amortization and provisions	(158)	(125)
Net income	**133**	**125**

Balance sheet

In EUR millions

As of December 31,	2001	2000
Fixed assets	909	820
Current assets	483	481
Total assets	**1,392**	**1,301**
Stockholders' equity	592	476
Short and long-term debt and capital leases	271	329
Other liabilities	529	496
Total liabilities and stockholders' equity	**1,392**	**1,301**

- Alpha Airports PLC (consolidated accounts)

Income statement

In EUR millions

Year ended January 31,	2002	2001
Operating revenues	708	699
Operating income	18	30
Including net charges to depreciation, amortization and provisions	(20)	(16)
Net income	**(22)**	**(1)**

Balance sheet

In EUR millions

As of January 31,	2002	2001
Fixed assets	123	130
Current assets	107	92
Total assets	**230**	**222**
Stockholders' equity	73	102
Short and long-term debt and capital leases	38	2
Other liabilities	119	118
Total liabilities and stockholders' equity	**230**	**222**

Air France Group

- AFPL (statutory)

Income statement

In EUR millions

Year ended December 31,	2001	2000
Operating revenues	32	32
Operating income	-	4
Including net charges to depreciation, amortization and provisions	(28)	(28)
Net income	**-**	**1**

Balance sheet

In EUR millions

As of December 31,	2001	2000
Fixed assets	113	135
Current assets	21	15
Total assets	**134**	**150**
Stockholders' equity	68	65
Short and long-term debt and capital leases	48	62
Other liabilities	18	23
Total liabilities and stockholders' equity	**134**	**150**

14.3 - Group transactions with equity affiliates

The major transactions by the Group with equity affiliates were as follows:

In EUR millions

Fical year ended March 31,	2002		2001	
In the accounts of Air France Group	Amadeus GTD	AFPL	Amadeus GTD	AFPL
Income statement				
Operating revenues	116	-	134	-
External expenses	170	32	194	33
Balance sheet				
Fixed assets investments	-	-	-	-
Other accounts receivable	23	-	26	-
Short and long-term debt and capital leases	-	-	-	-
Other payables	33	2	33	2

- **Fees paid and received in respect of reservation systems (AMADEUS):**

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.

The Company receives fees for the distributor services performed on behalf of Amadeus, as well as in respect of on-line assistance and travel agency training. These services are rendered by the Company's subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issues made with its own agencies. These fees and commissions totaled EUR 116 million for the year ended March 31, 2002 (EUR 134 million for the year ended March 31, 2001).

Furthermore, the Group pays Amadeus GTD SA booking fees in connection with use of the Amadeus reservation system. These fees totaled EUR 170 million for the year ended March 31, 2002 (compared to EUR 194 million in the year 2000/2001).

- **Operating leases -AFPL:**

The Group leases aircraft from its subsidiary Air France Partnairs Leasing through various operating leases. These fees totaled EUR 32 million for the year ended March 31, 2002 (compared to EUR 33 million the previous year).

15. INVENTORY

In EUR millions

As of March 31,	2002	2001
Aeronautical spare parts	166	141
Other supplies	60	50
Production work in progress	101	84
Gross value	**327**	**275**
Valuation allowance	(61)	(48)
Net book value	**266**	**227**

The gross carrying value of inventories depreciated as of March 31, 2002 totaled EUR 189 million (compared to EUR 143 million as of March 31, 2001).

16. TRADE AND OTHER RECEIVABLES

In EUR millions

As of March 31,	2002	2001
Passenger operations	737	746
Cargo operations	266	241
Maintenance operations	147	161
Airlines	290	320
Other trade receivables	146	151
Valuation allowance	(91)	(70)
Total (1)	**1,495**	**1,549**
Suppliers with debit balances	164	122
State	79	91
Group and associates	135	36
Other	176	174
Prepayments and accrued income	163	134
Provision	(5)	(8)
Total (2)	**712**	**549**
(1) Due > 1 year	-	-
(2) Due > 1 year	-	-

17. INCOME TAX RECEIVABLE

In EUR millions

As of March 31,	2002	2001
Current tax	6	5
Deferred tax (note 10.3)	74	61
Total	**80**	**66**
Portion > 1 year	*74*	*61*

18. MARKETABLE SECURITIES

The market value of financial instruments is disclosed in note below.

In EUR millions

	Net book value	
As of March 31,	**2002**	**2001**
Original maturity more than three months and/or subject to exchange rate risk		
Treasury shares (note 19.2)	24	27
Negotiable debt securities	209	356
bonds	-	5
Mutual funds (Sicav)	-	31
Bank deposits	11	23
Sub-total	244	442
Original maturity less than three months with no exchange rate risk		
Negociable debt securities	582	106
Mutual funds (Sicav)	498	176
Bank deposits	84	218
Sub-total cash equivalents	1,164	500
Total	**1,408**	**942**

19. STOCKHOLDERS' EQUITY

19.1 - Common stock

As of March 31, 2002, the common stock of the Company totaled EUR 1,868 million, comprising 219,780,887 fully paid up shares of EUR 8.5 nominal value each.

19.2 - Breakdown of stock and voting rights

	% stock		*% of voting rights*	
As of March 31,	2002	2001	2002	2001
French state	55.9	55.9	56.3	56.3
Employees and former employees [(1)]	10.7	10.7	11.2	10.8
Treasury shares [(2)]	0.7	0.7	-	-
Other	32.3	32.7	32.5	32.9
Total	**100**	**100**	**100**	**100**

[(1)] Personnel and former employees identified in funds or by a Sicovam code.

[(2)] The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000. Whitin this autorisation, the company purchased 1,249,464 of its own shares during the period ending March 31, 2000.

Each share is entitled to one vote.

As of March 31, 2002 and 2001, the percentage of shares and voting rights owned by members of the Company's executive committee was to the best of our knowledge less than 0.5% of the outstanding shares

19.3 - Other securities giving access to common stock

As of March 31, 2002, there were no securities giving access to the common stock of Air France.

19.4 - Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by the Company.

19.5 - Retained earnings (accumulated deficit)

In EUR millions

As of March 31,	2002	2001
Distributable reserves	587	453
Accumulated deficit	-	-
Other reserves	1,073	849
Net income (loss)	153	421
Total	**1,813**	**1,723**

Distributable reserves chiefly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.

Other reserves include the aggregate results of consolidated subsidiaries.

20. PROVISIONS FOR LIABILITIES AND CHARGES

In EUR millions

As of March 31,	2002	2001
Provisions for pensions	327	343
Provisions for termination payments on retirement	249	253
Aircraft maintenance provisions	242	251
Other provisions for liabilities and charges	119	147
Total	**937**	**994**
Of which short-term	*115*	*145*

20.1 - Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund as at January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal company agreement, under whose terms:

- Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).
- Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.
- CRAF is therefore still responsible for the benefits with respect to employees who contributed up to December 31, 1992. As the pension fund created by the Company was insufficiently funded, a top-up plan was introduced. This plan, administered by CRAF is jointly funded by the Company and CRAF, under the following terms:
    - From January 1, 1993 and until the existing pension fund is exhausted, CRAF bears 50% of the cost of any shortfall between pensions paid and fund revenues.

- Air France undertakes to offer an identical contribution and, as soon as the existing pension fund has been used up, to bear the full cost of pensions payable under the initial CRAF pension plan.

The Company is under no additional obligation with regard to entitlements for the period after January 1, 1993.

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the provisions recorded in the consolidated financial statements:

In EUR millions

As of March 31,	2002	2001
Actuarial present value of projected benefit obligation	851	853
Market value of plan assets	624	658
Projected benefit obligation in excess of plan assets	(227)	(195)
Unrecognized net actuarial gains (losses)	100	148
Provisions for pensions	**327**	**343**
Of which short-term	*17*	*13*

The charge with respect to obligations of the CRAF is EUR 2 million for the year ended March 31, 2002 (compared to EUR 2 million for the year ended March 31, 2001).

In EUR millions

As of March 31,	2002	2001
Interest cost on projected benefit obligations	(45)	(47)
Amortization of actuarial gains (losses)	9	9
Expected return on plan assets	34	36
Net charge	(2)	(2)

The effective return on the CRAF plan assets is 1.4% for the year ended March 31, 2002.
Amounts paid by the Company to the CRAF totaled EUR 18 million for the year ended March 31, 2002.

The assumptions used in the valuation of pension commitments are as follows:

As of March 31,	2002	2001
Gross discount rate	5.50%	5.50%
Rate of increase of CRAF points	1.20%	0.4 to 1%

20.2 - Foreign pension schemes and termination benefit schemes in France and abroad

In addition to defined benefit pension schemes for employees in France, the Group grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of the Group are located :
- in the USA, linked to two defined benefit pension plans which are overfunded;
- in the UK, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund;
- in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments.

In addition to this, almost all other foreign representation offices grant termination benefits or lump -sum payments to their employees.
Employees in France benefit from 2 specific schemes :
- a retirement lump -sum scheme for all employees ;
- an additional retirement indemnity scheme.

For all schemes identified as material, an actuarial valuation as of March 31, 2001 was performed, using the projected unit credit method and :
- turn-over rates for active employees, mortality rates, salary increase scales;
- retirement age assumptions ranging from 51 to 65 for French employees, and depending on the various local economic and demographic contexts for employees of foreign entities;
- discount rates : 5.5% for French entities and ranging from 2,5% to 12% for foreign entities
- long term expected rates of return on pension plan assets ranging from 6% to 15%.

The following table shows the amounts recorded in the balance sheet :

As of March 31,	2002	2001
	In EUR millions	
Present value of projected benefit obligation	645	602
Fair value of plan assets	(452)	(451)
Projected benefit obligations in excess (less) than plan assets	**193**	**151**
Unrecognized net actuarial gains (losses)	37	55
Unrecognized surplus	19	47
Net obligation in the balance sheet	**249**	**253**

Retirement charges include the following components:

As of March 31,	2002	2001
	In EUR millions	
Current service cost	(44)	(44)
Interest cost	(34)	(45)
Amortization of actuarial gains (losses)	1	4
Expected return on plan assets	36	90
Net retirement charge	**(41)**	**5**

The assumptions used in the valuation of retirement benefit obligations are as follows:

As of March 31,	2002		2001	
	France	Abroad	France	Abroad
Gross discount rate	5.50%	2.5 to 12%	5.50%	8 to 15%
Gross rate of increase in salaries	3.2 to 5%	2 to 9%	3.2 to 5%	2.5 to 5.25%

The Company does not disclose details of balance sheet reconciliations or effective rates of return at the individual program level.

21. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

As of March 31,	2002	2001
	In EUR millions	
Perpetual subordinated loan stock	216	259
Bonds	475	470
Capital-lease obligations	1,814	1,735
Other long-term loans	1,688	1,151
Accrued interest not yet due	51	53
Bond redemption premiums	-	(1)
Long-term debt and capital leases (1)	**4,244**	**3,667**
Borrowings with short-term original maturities		
Commercial paper	-	-
Short-term bank finance facilities and similar facilities	372	406
Short-term debts	**372**	**406**
Total short and long-term debt and capital leases	**4,616**	**4,073**
(1) *Less than one year*	*762*	*348*

Total secured debts totaled EUR 2,553 million as of March 31, 2002 (compared to EUR 2,097 million for the year ended March 31, 2001).

On August 8, 2001, Air France signed the opening of a revolving, syndicated multi-currency credit line in the amount of EUR 1 billion for a period of five years. EUR 300 million were drawn as of March 31, 2002. In addition, the Group benefits from a medium-term credit line in the amount of EUR 58 million (EUR 15 million drawn as of March 31, 2002), with repayment deadlines between December 2002 and December 2005.

21.1 - Perpetual subordinated loan securities (TDI)

The Company issued two of TDI perpetual subordinated loan securities, one in June 1989 and a second in May 1992, in the amounts of EUR 381 million and EUR 395 million respectively.

The first issuance was restructured in the year 1998/99: the original securities were bought back from their holders and were substituted by a perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38 % for the first tranche of EUR 114 million and a fixed rate of 10% for the second tranche of EUR 267 million). Under the terms of issue, holders of the new securities will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by Air France at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders' equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts thereby undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from the Company of EUR 94 million. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.

TDIs were recorded at the date of their issue under short and long-term debt net of amounts paid to the trusts, i.e. EUR 281 million for the 1989 issuance and EUR 301 million for the 1992 issuance. The perpetual loan which replaced the 1989 issuance is recorded in the same way.

Interest paid by the Company on the TDIs issued is recorded as an interest expense. Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.

The taxregime for perpetual subordinated loan stock was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

21.2 - Bonds

In EUR millions

As of March 31,	Nominal	March 31, 2002	March 31, 2001
Bonds denominated in EUR	EUR		
1993 bond at 8.25%	229	183	183
1993 bond at 7.5%	229	167	165
Other bonds		23	24
Total bonds denominated in FF		**373**	**372**
Bonds denominated in CHF	CHF		
1992 bond at 6.75%	150	102	98
Total bonds denominated in CHF		**102**	**98**
Accrued interest payable		9	9
Bond redemption premiums		-	(1)
Total bonds		**484**	**478**

The features of the principal bonds can be summarized as follows:

- **1993 Bond at 8.25% denominated in Euros :**

Issuance price. EUR 228,675,000 for an issuance of 300,000 bonds of EUR 762.25 nominal value.
Annual interest: 8.25%, i.e., EUR 62.89 per bond, payable on February 15 each year.
Term of the loan: 10 years.
Scheduled redemption: at par, on February 15, 2003.
Outstanding as of March 31, 2002: EUR 183 million.

Air France Group

- **1993 Bond at 7.5% denominated in Euros :**

Issuance price: EUR 228,675,000 for an issuance of 300,000 bonds of EUR 762.25 nominal value.
Annual interest: 7.5%, i.e., EUR 57.17 per bond, payable on June 14 each year.
Term of the bond: 10 years.
Scheduled redemption: at par, June 14, 2003.
Outstanding as of March 31, 2002:EUR 167 million.

A currency swap in respect of CHF 100 million took place during the year ended March 31, 1999.

- **1992 Bond at 6.75% denominated in Swiss francs :**

Issuance price: CHF 150,000,000 for an issuance of 4,000 bonds of CHF 5,000 and 1,300 bonds of CHF 100,000 nominal value.
Annual interest : 6.75%, payable on December 9 each year.
Term of the bond: 10 years.
Scheduled redemption: at par, December 9, 2002.
Outstanding as of March 31, 2002: EUR 102 million.

21.3 - Analysis by maturity date

In EUR millions

As of March 31,	2002	2001
Matures in		
Y + 1	762	349
Y + 2	475	547
Y + 3	370	452
Y + 4	546	338
Y + 5	852	583
> 5 years	1,239	1,398
Total	**4,244**	**3,667**

21.4 - Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows :

In EUR millions

As of March 31,	2002	2001
Euro	3,416	2,857
USD	497	467
CHF	173	166
JPY	158	177
Total	**4,244**	**3,667**

22. INCOME TAX LIABILITY

In EUR millions

As of March 31,	2002	2001
Current tax	-	1
Deferred tax (note 10.3)	22	18
Total	**22**	**19**
Of which > 1 year	*22*	*18*

23. OTHER PAYABLES

Other payables consist, for the most part, of salaries and other amounts owed to employees including corresponding social security contributions, as well as deferred profit on sales to equity affiliates (Amadeus and AFPL) recorded under Other.

In EUR millions

As of March 31,	2002	2001
Employee-related liabilities	495	476
Tax liabilities	145	119
Other	610	448
Total	**1,250**	**1,043**
Of which > 1 year	*1*	*2*

24. FINANCIAL INSTRUMENTS

24.1 - Exposure to interest rate risk

In order to manage interest rate risk on short-and long-term borrowings, the Company uses instruments with the following nominal values as of the balance sheet date:

In EUR millions

As of March 31,	2002	2001
Fixed to variable-rate swaps	168	168
Variable to fixed-rate swaps	816	779

These instruments have different objectives:

- Hedging price risk relating to fixed-rate short and long-term debt and capital leases:
  By contracting a fixed-rate debt, the company is exposed to an opportunity risk if the rate falls.
  Given the current position of market rates in comparison with fixed contractual rates on certain of its short and long-term debt and capital leases, société Air France entered into a number of fixed to variable-rate swaps.

- Hedging of cash-flow risk relating to variable-rate short and long-term debt and capital leases:
  The Company has sought to fix the rate of certain variable-rate debts and thus entered into a number of variable to fixed-rate swaps.

Based on the above hedging arrangements, the Group's interest rate exposure can be presented as follows:

- Financial assets and liabilities at fixed rates:

In EUR millions

	Bases		Average rate of interest	
As of March 31,	2002	2001	2002	2001
Fixed-rate financial assets	39	11	6.49%	9.32%
Perpetual subordinated loan securities	185	221	10.04%	10.04%
Bonds	322	380	7.07%	7.47%
Other long-term debt and capital leases	1,280	1,350	5.15%	5.09%
Short-term bank finance facilities and similar facilities	-	-	-	-
Fixed-rate financial liabilities	1,787	1,951	6.59%	6.59%

-Variable-rate assets and liabilities:

				In EUR millions
	Bases		Average rate of interest	
As of March 31,	2002	2001	2002	2001
Variable-rate financial assets	852	692	3.99%	4.71%
Perpetual subordinated loan securities	31	38	4.57%	4.97%
Bonds	153	90	3.53%	4.06%
Other long-term debt and capital leases	2,199	1,514	4.90%	4.78%
Short-term bank finance facilities and similar facilities	372	406	3.48%	4.87%
Variable-rate finacial liabilities	2,755	2,048	4.70%	4.70%

24.2 - Exchange rate risk

Current operations:
Although the Company's reporting currency is the EURO (EUR), part of its cash flow is denominated in other currencies, such as the dollar (USD), the yen (JPY), the pound sterling (GBP) and the Swiss franc (CHF). Commercial activities also generate and incur income and expenses in foreign currency. The Company's policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (USD, JPY, non-euro European currencies, etc.). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment :
Capital expenditure for flight equipment is denominated in US dollars. The Company hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

Long-term debt and capital leases:
A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used:

		Nominal amounts in EUR millions
As of March 31,	**2002**	**2001**
Operating hedges :		
Forward sales		
- JPY	225	78
Maturity - min	May 2002	April 2001
- max	March 2005	April 2002
Forward purchases		
- USD	66	54
Maturity - min	April 2002	August 2001
- max	March 2003	April 2002
Exchange rate options		
- JPY	-	264
Maturity - min	-	April 2001
- max	-	March 2005
Flight equipment acquisition hedging :		
- forward purchases	-	2
- forward sales	64	-
- put options	-	60
Maturity - min	April 2002	January 2002
- max	June 2002	March 2002
Hedging of long-term debt and capital leases :		
- currency swaps	86	362
Maturity - min	June 2003	January 2002
- max	January 2004	March 2005

24.3 - Commodity risk - fuel prices

In the normal course of its business, the Group conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.
The Company's commitments on the crude and refined oil markets are shown below (nominal amounts):

In EUR millions

As of March 31,	2002	2001
Petroleum swaps	1,005	789
Maturity - min	April 2002	April 2001
- max	December 2004	December 2003

24.4 - Counterparty risk management

Transactions which potentially generate counterparty risk for the Company are as follows:
temporary financial investments,
derivatives,
trade receivables.

- Financial investments are diversified investments in blue-chip securities negotiated with leading banks.
- Company transactions in derivatives have the sole aim of reducing overall exposure to exchange rate and interest rate risks to which the Company is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.
- Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2002, the Company had not identified any specific counterparty risks relating to trade receivables.

24.5 - Market value of financial instruments

Market values of financial instruments are estimated for the most part using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They are subject to the following inherent limitations:
- market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,
- estimated amounts as of March 31, 2002 and 2001 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

The methods used are as follows:

- *Cash, trade receivables, other receivables, short-term bank finance, trade payables and other payables.* The Company believes that, due to the short-term nature of the above, net book value can be deemed a reasonable approximation of market value.
- *Marketable securities, investments and other securities.* The market value of securities is determined based on the market price or the prices available on other similar securities markets. Where no benchmark exists, net book value is used, which is deemed a reasonable approximation of market value in this instance.
- *Loans and other long-term debts and capital leases.* The exchange and interest rate swaps are specifically hedged against long-term debt and capital leases. The market value of these long-term debt and capital leases and loans has been determined after having taken the hedged swaps into account. Variable-rate loans and other long-term debt and capital leases are recorded at net

book value. The market value of fixed-rate loans and other long-term debt and capital leases is determined based on discounted future cash flows at market interest rates for instruments with similar features.

- *Off-balance sheet instruments.*
  The market value of off-balance sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2002 and 2001 calculated using the year-end market rate.

Market values calculated in this way are shown in the table below:

In EUR millions

As of March 31,	2002		2001	
	Net book value	Estimated market value	Net book value	Estimated market value
Balance sheet				
Investment securities	72	66	111	134
Loans				
- fixed-rate	2	2	11	11
- variable-rate	4	4	15	15
Marketable securities	1,408	1,408	942	942
Bonds				
- fixed-rate	322	335	380	403
- variable-rate	153	153	90	90
Perpetual subordinated loan securities	216	298	259	361
Other loans and long-term debt and capital leases				
- fixed-rate	1,280	1,340	1,350	1,372
- variable-rate	2,199	2,199	1,514	1,514
Other short-term loans and long-term debt and capital leases	372	372	406	406
Off-balance sheet (1)				
Treasury management instruments				
- exchange rate options	-	(4)	-	(5)
- forward currency contracts	-	(1)	-	(14)
- currency swaps	-	8	-	-
commodity instruments				
- petroleum swaps	-	59	-	71

(1) For off-balance sheet financial instruments, the figures quoted as market values represent unrealized gains and losses as of March 31, 2002 and 2001

25. LEASES

25.1 - Capital leases

In EUR millions

As of March 31,	2002	2001
Aircraft		
Minimum lease payments by maturity		
Y + 1	418	202
Y + 2	221	216
Y + 3	179	246
Y + 4	178	241
Y + 5	298	246
> 5 years	743	978
Total	**2,037**	**2,129**
Of which interest	301	460
Aircraft capital leases	**1,736**	**1,669**
Buildings		
Minimum lease payments by maturity		
Y + 1	11	9
Y + 2	11	9
Y + 3	11	9
Y + 4	11	9
Y + 5	12	9
> 5 years	32	32
Total	**88**	**77**
Of which interest	16	17
Building capital leases	**72**	**60**
Equipment capital leases	6	6
Total capital leases	**1,814**	**1,735**

25.2 - Operating leases

In EUR millions

As of March 31,	2002	2001
Aircraft		
Minimum lease payments by maturity		
Y + 1	501	428
Y + 2	483	403
Y + 3	440	344
Y + 4	399	292
Y + 5	337	246
> 5 years	586	405
Total	**2,746**	**2,118**

For practical reasons, it is not Company policy to disclose the schedule of minimum payments for other operating leases.

26. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows:

In EUR millions

As of March 31,	2002	2001
Y + 1	1,008	1,393
Y + 2	765	1,150
Y + 3	1,143	980
Y + 4	752	714
Y + 5	502	230
> 5 years	1,157	-
Total	**5,327**	**4,467**

These commitments relate to the amounts in USD which are converted into Euros at the year-end exchange rate.

Changes in the Air France order book with the two manufacturers reflect the particular financial situation of 2001-02.

During the first six months, the fleet renewal and growth strategy was pursued. Air France thus concluded an agreement with Airbus Industries in June 2001 involving ten final orders and four options for the A380-800 model, the first deliveries being scheduled for the fall of 2006. This aircraft, with a capacity of 550 passengers or more depending on the configurations analyzed, will complete the long-haul fleet and serve as a substitution for the B747-400s.

The events of September 11 led Air France to re-examine its fleet development with the twofold objective of confirming its modernization program, serving to guarantee performance enhancement, and considering the adjustments made necessary by traffic changes and financial constraints.

With respect to the latter issue, two main modifications were added to order books:

- conversion from full ownership positions to operating leases (with delivery dates unchanged), the Air France positions thus being carried over;
- limited postponement of certain delivery dates in order to adapt to the downward revision of traffic forecasts in future years.

If the medium-haul fleet was only slightly affected by this policy (with the exception of change in the A319/A320/A321 family and non-renewal of A321 operating leases), the following developments occurred in the long-haul fleet:

- delivery of the first A330 on the scheduled date in December 2001 and maintenance of a rapid pace of introduction enabling an accelerated withdrawal of the A310 and B767 fleets, which the A330 will replace;
- adjustment to the delivery schedule for the B777-300ER fleet, for which the start of operations was postponed from the fall of 2003 to the summer of 2004.

Air France Group

Company's commitments concern the following aircraft:

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	March 31, 2002	Firm orders	-	8	5	2	-	-
		options	-	-	-	6	4	-
	March 31, 2001	Firm orders	-	-	8	5	2	-
		options	-	-	-	-	6	4
A 319	March 31, 2002	Firm orders	1	-	-	-	-	-
		options	-	6	6	4	1	-
	March 31, 2001	Firm orders	6	2	-	-	-	-
		options	-	-	4	5	3	-
A 320	March 31, 2002	Firm orders	2	-	-	-	-	-
		options	-	-	-	-	-	-
	March 31, 2001	Firm orders	1	-	-	-	-	-
		options	-	-	-	-	-	-
A 321	March 31, 2002	Firm orders	1	3	-	-	-	-
		options	-	-	-	1	-	1
	March 31, 2001	Firm orders	3	2	1	-	-	-
		options	-	-	4	2	1	-
A 330	March 31, 2002	Firm orders	4	2	-	-	-	-
		options	-	1	2	2	-	-
	March 31, 2001	Firm orders	3	4	1	-	-	-
		options	-	-	-	1	2	2
A 340	March 31, 2002	Firm orders	-	-	-	-	-	-
		options	-	-	-	-	-	-
	March 31, 2001	Firm orders	-	-	-	-	-	-
		options	-	-	-	-	-	2
A 380	March 31, 2002	Firm orders	-	-	-	-	3	7
		options	-	-	-	-	-	4
	March 31, 2001	Firm orders	-	-	-	-	-	-
		options	-	-	-	-	-	-
B 747	March 31, 2002	Firm orders	1	-	1	-	-	-
		options	-	1	1	1	1	-
	March 31, 2001	Firm orders	-	1	-	1	-	-
		options	-	-	1	1	1	1
B 777	March 31, 2002	Firm orders	2	-	4	6	-	-
		options	-	-	-	-	2	8
	March 31, 2001	Firm orders	4	1	4	4	2	-
		options	-	3	3	2	4	6
Embraer 135	March 31, 2002	Firm orders	-	-	-	-	-	-
		options	-	-	-	-	-	-
	March 31, 2001	Firm orders	2	-	2	-	-	-
		options	-	-	-	-	-	-
Embraer 145	March 31, 2002	Firm orders	2	3	-	3	2	-
		options	-	-	-	-	-	-
	March 31, 2001	Firm orders	6	-	-	-	-	-
		options	3	3	5	2	-	-
CRJ 700	March 31, 2002	Firm orders	4	2	-	-	-	-
		options	-	-	-	-	-	-
	March 31, 2001	Firm orders	6	4	-	-	-	-
		options	-	-	-	-	-	-

27. OTHER COMMITMENTS

27.1 - Commitments provided

In EUR millions

As of March 31,	2002	2001
Call on investment securities	35	-
Put on investment securities	(8)	(32)
Total	27	(32)
Warranties, sureties and guarantees	118	333
Morgaged or secured assets	739	362

27.2 - Commitments received

In EUR millions

As of March 31,	2002	2001
Warranties, sureties and guarantees	185	131
Other	17	2

27.3 - Litigation and court action

Air France and its subsidiaries are involved in a number of legal and arbitration actions brought during the normal course of operations. With the exception of the pending procedures mentioned below, there are no major disputes for which provisions have not been raised at the interim period end.

The following three procedures merit specific comment:

- A substantial number of Air France employees raised actions before the Labor Court for payment of the 39th hour worked each week since January 1995.
  As from this date and before the implementation of a 35-hour working week, the legal working week of ground staff as set by regulations was increased from 38 to 39 hours by an amendment to this law of October 1994. The plaintiffs state that this amendment constitutes a change to their employment contract which was not accepted by them.
  Conversely, the company considers that employees are required to accept this amendment in accordance with the legal principle of mutability applicable to both the bylaws and personnel regulations which are equivalent to administrative acts. The Paris Court of Appeal ruled in two decrees of January 18 and February 12, 2001 that the parties were required to accept the bylaw amendment of 1994 but that employees could not benefit from amendment to their employment contracts. The third judgement from the Paris Court of Appeal of November 8, 2001 ruled likewise.
  These rulings were subject to an appeal at the Supreme Court of Appeal. A first decision rendered on May 22, 2002 by the *Cour de Cassation* (Supreme Court of Appeal) in regard to four employees only quashed a first instance judgment that had dismissed their suits. This decision does not anticipate the outcome of the proceedings, since the parties revert to the situation that existed prior to the decision's dismissal. Moreover, the Supreme Court of Appeal has not yet ruled on the other appeals.

  No provision was recorded in the financial statements in respect of this legal dispute.

- During 2000 and at the start of 2001, a considerable number of Servair employees raised action before the Labor Court for payment of backdated wages. The plaintiffs state that the time spent when dining in the company restaurant constitutes a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours. Conversely, Servair considers that the time spent

on meals constitutes an interruption in working time and a respite that employees are entitled to. Consequently, employees should not receive compensation for this time spent.
The Bobigny Labor Court in a ruling of July 11, 2000 upheld the claim from the 17 employees for an amount of MFRF 1.8. However, following a ruling of April 23, 2001, the same claim by 8 other employees was not upheld. Upon appeal from Servair in regard to the ruling of July 11, 2000, the Paris Court of Appeal ruled in favor of Servair on November 8, 2001. However, this ruling will be appealed.

- In December 2001, five travel agents domiciled in the United States and the professional association to which they belonged (Association of Retail Travel Agents) filed suit against several US airlines as well as four European airlines, including Air France, before a civil court in the state of South Carolina. The suit claims an illegal agreement following the 1999 reduction of commissions the agents were paid by these companies.
  Like all the other companies implicated in this procedure, Air France believes the illegal agreement grievance is ill founded. To date, the plaintiffs have yet to quantify the amount of damages claimed.

28. CASH FLOW STATEMENT

28.1 - Cash and cash equivalents

In EUR millions

As of March 31,	2002	2001
Cash at bank	255	216
Cash equivalents (note 18)	1,164	500
Short-term bank finance and similar facilities (note 21)	(372)	(406)
Cash and cash equivalents	**1,047**	**310**

28.2 - Acquisition of subsidiaries and affiliates

Whereas 2000/2001 had been marked by the acquisitions of regional subsidiaries, there were a limited number of low-scale transactions in 2001/2002. These transactions, for a total of EUR 27 million, were mostly limited to continued investment in OPODO and Cordiem. The most recent transaction of note concerns the acquisition, via a 51% held investment fund, of Nouvelle Air Ivoire, a West African regional airline.

Assets and liabilities assumed in 2000/2001 were as follows:

In EUR millions

Year ended March 31,	2001
Fixed assets	526
Short and long-term debt and capital leases	(464)
Provisions for liabilities and charges	(32)
Working capital	(73)
Cash equivalent	11
Goodwill	142
Acquisition cost	110
Cash acquired	(11)
Cash flow on acquisition net of cash acquired	**99**

29. SUBSEQUENT EVENTS REVIEW

No material events were noted in this respect.

30. SCOPE OF CONSOLIDATION

	Address	SIREN	Stock	% Holding	% Control	Method	Year end
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000 €	23	36	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MIDDX TW6 3RN-GREAT BRITAIN	Foreign	800,000 gbp	50	50	Equity method	Dec-31
SOCIETE D'EXPLOITATION AEROPOSTALE	30 rue des Voyelles - BP 10737 Zone Fret 4 95726 Roissy CDG Cedex	340 097 633	6,097,961 €	100	100	Fully consolidated	Mar-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,286,735 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub-group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 897	153,272,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,674,000 €	36	36	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	60,209,180 usd	45	45	Equity method	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	The Atrium - Terminal Building Dublin Airport - IRELAND	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	98	98	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	18,400,639 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SERVAIR sub-group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	88	88	Fully consolidated	Dec-31
ACNA	Bât. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	88	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	150,000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	1,000,000 €	28	32	Equity method	Dec-31

Air France Group

	Address	SIREN	Stock	% Holding	% Control	Method	Year end
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000 gbp	24	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	88	100	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	88	100	Fully consolidated	Dec-31
CULINAIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000 cfa	43	49	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	440,000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	88	100	Fully consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 Lomé - TOGO	Foreign	100,000,000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000 mop	15	34	Equity method	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	700,000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bât. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bât. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	118,266,800 esp	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000 cfa	35	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701	722 003 795	1,905,000 €	88	100	Fully consolidated	Dec-31

Air France Group

	Address	SIREN	Stock	% Holding	% Control	Method	Year end
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37,500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	79	90	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 167	50,000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,500 €	88	100	Fully consolidated	Dec-31

Air France Group

GROUPE AIR FRANCE

at 03.31.2002



Fully consolidated
Equity affiliates
AIR FRANCE
88,03%
SERVAIR
4,29 %
99,98 %
C.R.M.A
100,00 %
AIR FRANCE FINANCE
ACNA
100,00%
95,71 %
ORLY AIR TRAITEUR
60,00 %
SODEXI
100,00 %
FREQUENCE PLUS
100,00%
CARBAG
100,00%
CENTRE DE PRODUCTION ALIMENTAIRE
100,00%
GIE ITAB
100,00 %
SOCIETE D'EXPLOITATION AERONAUTIQUE
100,00%
PASSERELLE
100,00%
JET CHEF
100,00 %
SOCIETE D'EXPLOITATION AEROPOSTALE
45,00 %
AIR FRANCE PARTNAIRS LEASING N.V
100,00%
BRUNO PEGORIER
100,00%
SERVANTAGE
49.96%
SORI
50,00 %
HEATHROW CARGO HANDLING
100,00%
AIR FRANCE FINANCE IRELAND
100,00%
SKY LOGISTIC
97.00%
SOGRI
23,36 %
AMADEUS GLOBAL DISTRIBUTION
36,00 %
AIR AUSTRAL
34.00%
51,00 %
ACSAIR
100,00%
SOCIETE IMMOBILIERE AEROPORTUAIRE
100,00%
CITY JET
66,00 %
SNC AMADEUS FRANCE
51,00 %
PMAIR
55,00%
SKY CHEF
100,0%
BRIT AIR
57,22%
99,96%
AMADEUS FRANCE SERVICE SA
ICARE
CULIN'AIR PARIS
56,00%
100,00%
SPECIAL MEALS CATERING
AFRIQUE CATERING
51,00%
27,33 %
ALPHA
PROTEUS DEVELOPPEMENT
100,00%
100,00%
PROTEUS FINANCE
35,00%
25,00%
95,51%
LOME CATERING
25.00%
AIR CHEF
1,26%
REGIONAL COMPAGNIE AERIENNE EUROPEENNE
3,23%
SERVAIR SATS
51,00%
100,00%
EUROPEAN CATERING SERVICES
34,00%
49,00%
FLYING FOOD CATERING
48,13%
DAKAR CATERING
MACAO CATERING SERVICE
49,00%
FLYING FOOD SERVICES
35,00%
SERVAIR EUREST
49,00%
FLYING FOOD MIAMI
SEREP
33,50%
40,00%
SESAL
44,00%
FLYING FOOD SAN FRANCISCO

Air France Group

AIR FRANCE

RESULTS AS AT 31 MARCH 2002

(in millions of euros)		3 months ended March 31 2002	3 months ended March 31 2001	change	12 months ended March 31 2002	12 months ended March 31 2001	change
Operating revenues		**3 040**	2 995	1,5%	**12 528**	12 280	2,0%
EBITDAR		**400**	304	31,6%	**1 650**	1 610	2,5%
As a percentage of operating revenue	%	***13,2%***	*10,2%*		***13,2%***	*13,1%*	
Operating income		**22**	48	-54,2%	**235**	443	-47,0%
As a percentage of operating revenue	%	***0,7%***	*1,6%*		***1,9%***	*3,6%*	
Net income (loss)		**1**	-40	ns	**153**	421	-63,7%
		0,0%	*-1,3%*		***1,2%***	*3,4%*	
(in euros) Earnings per share		-	-		**0,69**	**1,91**	-63,8%

Number of shares (in million)	219,8	219,8

82-5050

AIR FRANCE - CONSOLIDATED P&L

(In EUR millions)	Fourth quarter ended 03.31.2002	03.31.2001	Variation		Year ended 03.31.2002	03.31.2001	Variation		With a constant group structure year ended 03.31.2002	03.31.2001	Variation	
Operating revenues												
Scheduled passenger	2 300	2 249	51	2,3%	9 491	9 086	405	4,5%	9 151	9 005	146	1,6%
Other air transport operations	208	209	(1)	-0,5%	887	936	(49)	-5,2%	926	923	3	0,3%
Total Passenger	*2 508*	*2 458*	*50*	*2,0%*	*10 378*	*10 022*	*356*	*3,6%*	*10 077*	*9 928*	*149*	*1,5%*
Cargo	316	302	14	4,6%	1 257	1 315	(58)	-4,4%	1 256	1 315	(59)	-4,5%
Other cargo revenues	46	37	9	24,3%	191	176	15	8,5%	192	171	21	12,3%
Total Cargo	*362*	*339*	*23*	*6,8%*	*1 448*	*1 491*	*(43)*	*-2,9%*	*1 448*	*1 486*	*(38)*	*-2,6%*
Maintenance	133	150	(17)	-11,3%	548	566	(18)	-3,2%	548	566	(18)	-3,2%
Others	37	48	(11)	-22,9%	154	201	(47)	-23,4%	123	201	(78)	-38,8%
Total operating revenues	**3 040**	**2 995**	**45**	**1,5%**	**12 528**	**12 280**	**248**	**2,0%**	**12 196**	**12 181**	**15**	**0,1%**
Operating charges												
Aircraft fuel	(291)	(364)	73	-20,1%	(1 443)	(1 625)	182	-11,2%	(1 409)	(1 616)	207	-12,8%
Chartering costs	(129)	(161)	32	-19,9%	(639)	(741)	102	-13,8%	(692)	(753)	61	-8,1%
Landing fees & en route charges	(215)	(200)	(15)	7,5%	(882)	(814)	(68)	8,4%	(848)	(804)	(44)	5,5%
Catering	(81)	(80)	(1)	1,3%	(329)	(323)	(6)	1,9%	(320)	(320)	0	0,0%
Handling charges & other operating costs	(176)	(179)	3	-1,7%	(747)	(697)	(50)	7,2%	(744)	(687)	(57)	8,3%
Aircraft maintenance costs	(176)	(157)	(19)	12,1%	(652)	(598)	(54)	9,0%	(600)	(580)	(20)	3,4%
Commercial & distribution costs	(289)	(309)	20	-6,5%	(1 133)	(1 199)	66	-5,5%	(1 150)	(1 191)	41	-3,4%
Other external expenses	(286)	(315)	29	-9,2%	(1 152)	(1 083)	(69)	6,4%	(1 124)	(1 074)	(50)	4,7%
Salaries & related costs	(965)	(905)	(60)	6,6%	(3 738)	(3 436)	(302)	8,8%	(3 589)	(3 410)	(179)	5,2%
Taxes other than income tax	(32)	(21)	(11)	52,4%	(163)	(154)	(9)	5,8%	(147)	(152)	5	-3,3%
Gross operating result before aircraft operating lease costs	**400**	**304**	**96**	**31,6%**	**1 650**	**1 610**	**40**	**2,5%**	**1 573**	**1 594**	**(21)**	**-1,3%**
Aircraft operating lease costs	(131)	(119)	(12)	10,1%	(489)	(410)	(79)	19,3%	(446)	(389)	(57)	14,7%
Gross operating result	**269**	**185**	**84**	**45,4%**	**1 161**	**1 200**	**(39)**	**-3,3%**	**1 127**	**1 205**	**(78)**	**-6,5%**
Charge to depreciation/amortization, net	(244)	(237)	(7)	3,0%	(972)	(915)	(57)	6,2%	(940)	(912)	(28)	3,1%
Charge to operating provisions, net	(27)	81	(108)	-133,3%	(39)	62	(101)	-162,9%	(37)	64	(101)	-157,8%
Gain on disposal of flight equipment, net	*22*	*22*	*0*	*0,0%*	*78*	*88*	*(10)*	*-11,4%*	*79*	*88*	*(9)*	*-10,2%*
Other income and charges, net	2	(3)	5	-166,7%	7	8	(1)	-12,5%	7	8	(1)	-12,5%
Operating income	**22**	**48**	**(26)**	**-54,2%**	**235**	**443**	**(208)**	**-47,0%**	**236**	**453**	**(217)**	**-47,9%**
Restructuring costs	**(8)**	**(1)**	**(7)**	**700,0%**	**(11)**	**(5)**	**(6)**	**120,0%**	**(8)**	**(5)**	**(3)**	**60,0%**
Financial income	14	18	(4)	-22,2%	69	96	(27)	-28,1%	76	97	(21)	-21,6%
Financial expenses	(48)	(50)	2	-4,0%	(180)	(182)	2	-1,1%	(164)	(181)	17	-9,4%
Foreign exchange losses, net	5	(58)	63	-108,6%	(7)	(35)	28	-80,0%	(11)	(33)	22	-66,7%
Net (charge) release to provisions	2	(11)	13	-118,2%	6	(16)	22	-137,5%	6	(15)	21	-140,0%
Net financial charges	**(27)**	**(101)**	**74**	**-73,3%**	**(112)**	**(137)**	**25**	**-18,2%**	**(93)**	**(132)**	**39**	**-29,5%**
Gain on disposals of subsidiaries and affiliates	2	2	0	0,0%	24	96	(72)	-75,0%	24	96	(72)	-75,0%
Pretax income (loss)	**(11)**	**(52)**	**41**	**-78,8%**	**136**	**397**	**(261)**	**-65,7%**	**159**	**412**	**(253)**	**-61,4%**
Income tax	13	47	(34)	-72,3%	5	45	(40)	-88,9%	9	42	(33)	-78,6%
Share in net income of equity affiliates	1	18	(17)	-94,4%	31	45	(14)	-31,1%	29	47	(18)	-38,3%
Amortization of goodwill	(4)	(52)	48	-92,3%	(16)	(62)	46	-74,2%	(8)	(59)	51	-86,4%
Income (loss) before minority interests	**(1)**	**(39)**	**38**	**-97,4%**	**156**	**425**	**(269)**	**-63,3%**	**189**	**442**	**(253)**	**-57,2%**
Minority interests	2	(1)	3	-300,0%	(3)	(4)	1	-25,0%	(2)	(4)	2	-50,0%
NET INCOME (LOSS)	***1***	***(40)***	***41***	***-102,5%***	***153***	***421***	***(268)***	***-63,7%***	***187***	***438***	***(251)***	***-57,3%***

THE FLEET AS AT 31 MARCH 2002

AIR FRANCE FLEET

Aircraft	Owned 2002	Owned 2001	Finance lease 2002	Finance lease 2001	Operating lease 2002	Operating lease 2001	TOTAL FLEET 2002	of which operating fleet 2002
Concorde	5	5	-	-	-	-	5	4
A340	8	8	10	10	4	3	22	22
A310	4	10	-	-	1	-	5	-
A330-200	2	-	-	-	3	-	5	5
B777-200	13	12	2	2	8	3	23	23
B747-400	12	12	1	1	-	-	13	13
B747-200/300	8	9	-	-	5	5	13	13
B747-200 Cargo	5	4	1	1	6	6	12	12
B767-300	1	1	1	1	3	3	5	4
Long-haul	**58**	**61**	**15**	**15**	**30**	**20**	**103**	**96**
A319	17	14	4	2	17	13	38	38
A320	43	43	6	5	12	11	61	61
A321	8	7	2	2	7	5	17	15
B737-200	-	-	-	-	-	6	-	
B737-300/500	2	9	8	8	26	17	36	35
Medium-haul	**70**	**73**	**20**	**17**	**62**	**52**	**152**	**149**
TOTAL	**128**	**134**	**35**	**32**	**92**	**72**	**255**	**245**

REGIONALE FLEET

BRIT AIR

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
ATR42-300	1	-	3	4	4
ATR72-200	-	-	2	2	2
CRJ-100ER	3	17	-	20	20
CRJ-700	-	6		6	6
F100-100	1	-	7	8	8
TOTAL	**5**	**23**	**12**	**40**	**40**

CITY JET

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
BAE148-200	1	-	10	11	11
TOTAL	**1**		**10**	**11**	**11**

REGIONAL

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
BEECH1900-C	1	-	-	1	-
BEECH1900-D	-	12	4	16	14
EMB120-ER	-	6	12	18	18
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	3	3	3
SAAB 2000	-	-	8	8	8
TOTAL	**2**	**30**	**48**	**80**	**77**

TOTAL REGIONALES	**8**	**53**	**70**	**131**	**128**

AEROPOSTALE

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
737-300	-	-	4	4	0
TOTAL	**-**	**-**	**4**	**4**	**0**

THE FLEET AS AT 31 MARCH 2002

AIR FRANCE FLEET

Aircraft	Owned		Finance lease		Operating lease		TOTAL FLEET 2002	of which operating fleet 2002
	2002	2001	2002	2001	2002	2001		
Concorde	5	5	-	-	-	-	5	4
A340	8	8	10	10	4	3	22	22
A310	4	10	-	-	1	-	5	-
A330-200	2	-	-	-	3	-	5	5
B777-200	13	12	2	2	8	3	23	23
B747-400	12	12	1	1	-	-	13	13
B747-200/300	8	9	-	-	5	5	13	13
B747-200 Cargo	5	4	1	1	6	6	12	12
B767-300	1	1	1	1	3	3	5	4
Long-haul	**58**	**61**	**15**	**15**	**30**	**20**	**103**	**96**
A319	17	14	4	2	17	13	38	38
A320	43	43	6	5	12	11	61	61
A321	8	7	2	2	7	5	17	15
B737-200	-	-	-	-	-	6	-	
B737-300/500	2	9	8	8	26	17	36	35
Medium-haul	**70**	**73**	**20**	**17**	**62**	**52**	**152**	**149**
TOTAL	**128**	**134**	**35**	**32**	**92**	**72**	**255**	**245**

REGIONALE FLEET

BRIT AIR

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
ATR42-300	1	-	3	4	4
ATR72-200	-	-	2	2	2
CRJ-100ER	3	17	-	20	20
CRJ-700	-	6		6	6
F100-100	1	-	7	8	8
TOTAL	**5**	**23**	**12**	**40**	**40**

CITY JET

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
BAE148-200	1	-	10	11	11
TOTAL	**1**		**10**	**11**	**11**

REGIONAL

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
BEECH1900-C	1	-	-	1	-
BEECH1900-D	-	12	4	16	14
EMB120-ER	-	6	12	18	18
EMB135-ER	-	5	4	9	9
EMB145-EU/MP	1	7	17	25	25
F100-100	-	-	3	3	3
SAAB 2000	-	-	8	8	8
TOTAL	**2**	**30**	**48**	**80**	**77**

TOTAL REGIONALES	**8**	**53**	**70**	**131**	**128**

AEROPOSTALE

Aircraft	Owned 31/03/2002	Finance lease 31/03/2002	Operating lease 31/03/2002	TOTAL FLEET 2002	of which operating fleet 2002
737-300	-	-	4	4	0
TOTAL	**-**	**-**	**4**	**4**	**0**